21st Floor, Everbright Bank Building,
Zhuzilin, Futian District, Shenzhen, Guangdong,
People’s Republic of China 518040
Tel.: (+86) 755 -8370-8333
Fax: (+86) 755-8370-9333

December 18, 2007

By EDGAR Transmission

Mr. Mark P. Shuman
Branch Chief - Legal
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:

China Public Security Technology, Inc.
Registration Statement on Form SB-2
Filed November 21, 2007
File No. 333-147592

Dear Mr. Shuman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby respectfully request, on behalf of China Public Security Technology, Inc. (the "Company"), that the Securities and Exchange Commission (the "Commission") accelerate the effectiveness of the above-referenced Registration Statement and declare such Registration Statement effective at 3:00 p.m. (Eastern Time) on December 20, 2007, or as soon thereafter as practicable.

We acknowledge that a declaration by the Commission, or by the Staff acting pursuant to delegated authority, that the filing is effective, does not foreclose the Commission from taking any action with respect to the filing. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the filing. We understand that we may not assert Staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In making this request for acceleration, we are aware of our respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified the above-referenced Registration Statement. We have reviewed Rules 460 and 461 under the Securities Act regarding the request for acceleration of a registration statement, and we believe we are in compliance with those Rules.

Mark P. Shuman
December 18, 2007

We believe that our prospectus complies with the plain English principles set forth in the revisions to Rule 421 of Regulation C. Additionally, the Company and the management, who are responsible for the accuracy and adequacy of the disclosure in the Registration Statement, are certain that they have provided all information investors require for an informed decision with respect to the registered securities.

Sincerely,

CHINA PUBLIC SECURITY TECHNOLOGY, INC.
.
By:	/s/ Jiang Huai Lin
Jiang Huai Lin
President and Chief Executive Officer